

January 24, 2008

<u>Via U.S. Mail</u>

Vikram Gulati
Chief Executive Officer
Intelligroup, Inc.
499 Thornall Street
Edison, NJ 08837

>        **Re:    Intelligroup, Inc.**
>               **Form 10-F for Fiscal Year Ended December 31, 2006**
>               **Filed March 29, 2007**
>               **Response Letter Dated January 18, 2008**
>               **File No. 0-20943**

Dear Mr. Gulati:

We refer you to our comment letter dated December 21, 2007, regarding your services in the Middle East.  We have completed our review of this subject matter and have no further comments at this time.

>                            Sincerely,


>                            Cecilia Blye, Chief
>                            Office of Global Security Risk


cc:     Barbara Jacobs
        Assistant Director
        Division of Corporation Finance